Exhibit 99

IDACORP

May 6, 2010

FOR IMMEDIATE RELEASE

Investor and Analyst Contact	Media Contact
Lawrence F. Spencer	Echo Chadwick
Director of Investor Relations	Corporate Communication
Phone: (208) 388-2664	Phone: (208) 388-6654
lspencer@idacorpinc.com	echadwick@idahopower.com

IDACORP, Inc. Announces First Quarter 2010 Results
Annual Earnings Guidance Remains Unchanged

BOISE—IDACORP, Inc. (NYSE:IDA) reported first quarter 2010 net income attributable to IDACORP, Inc. of $16.1 million or $0.34 per diluted share compared to $18.9 million or $0.40 per diluted share in the first quarter of 2009.  Idaho Power Company, IDACORP’s principal subsidiary, reported first quarter net income of $18.2 million compared to $19.3 million in the first quarter of 2009.  The IDACORP 2010 earnings guidance remains in the range of $2.65 to $2.80 per diluted share.

“We continue making progress toward delivering on our long-term financial and operational goals and building for the future despite the slow economy,” said IDACORP, Inc. and Idaho Power Company President and CEO J. LaMont Keen.  “The 2009 settlement agreement reached in the Idaho jurisdiction and the general rate case settlement in Oregon are  two recent steps in achieving these goals, both ultimately benefitting our owners and customers.  While our quarterly earnings were lower than the same quarter last year, we are able to maintain our annual earnings guidance range because of the earnings stabilization provisions of the settlement agreement.”

“We believe that the recently reported rating outlook improvements by credit rating agencies Fitch and Moody’s signal the initial success of our hard work and resourceful management.  Recognition by these agencies of our 2009 financial performance and regulatory environment should help to facilitate our continued access to capital as we make necessary investments in new infrastructure to ensure reliable service to our customers,” added Keen.

Performance Summary

A summary of IDACORP’s and each IDACORP subsidiary’s net income for the first quarter 2010 as compared to the first quarter of 2009 is as follows:

	Three months ended
	March 31,
	2010	2009
	(in thousands except per diluted share amounts)
Earnings From:
Idaho Power Company	$18,221	$19,284
IDACORP Financial Services	(39)	141
Ida-West Energy	177	188
Holding Company and All Other	(2,296)	(729)
Net income attributable to
IDACORP, Inc.	$16,063	$18,884

Weighted average outstanding
shares–diluted	47,885	46,876
Earnings per diluted share	$0.34	$0.40

The following table presents a reconciliation of net income attributable to IDACORP, Inc. for the three months ended March 31, 2009 to March 31, 2010 (Items are in millions and are before tax unless otherwise noted.):

Net income attributable to IDACORP, Inc. - three months ended March 31, 2009		$18.9
Change in Idaho Power net income before taxes:
Rate and other regulatory changes including PCA(1) and FCA(2) mechanisms	$8.9
Reduced sales volumes	(6.7)
Payroll related increases	(1.8)
Increase in depreciation expense related to advanced metering	(2.6)
Decrease in life insurance gains	(3.3)
Decrease in earnings at Bridger Coal Company	(3.0)
Other	(0.1)
Accumulated deferred investment tax credit (ADITC) amortization	4.5
Decrease in income tax expense (net of ADITC)	3.0
Total decrease in Idaho Power net income		$(1.1)
Other net decreases (net of tax)		(1.7)
Net income attributable to IDACORP, Inc. - three months ended March 31, 2010		$16.1

(1)PCA – Power Cost Adjustment

(2)FCA – Fixed Cost Adjustment

•         Idaho Power’s operating income decreased $1.3 million compared to the first quarter of 2009.  The combination of reduced sales volumes and increased operating expenses more than offset rate increases implemented during the year.  Sales volumes were down five percent due to mild weather, which reduces electricity needs for heating, economic factors, and energy conservation.  Economic conditions in Idaho Power’s service area remained weak during the first quarter of 2010, and Idaho Power attributes a portion of reduced sales volumes to these current weak economic conditions.  Volume decreases are partially offset by the FCA mechanism and lower power supply costs.  Operating expenses increased due to increased wages and benefits and increased depreciation expense.  While converting to Advanced Metering Infrastructure (AMI), Idaho Power has accelerated depreciation expense for non-AMI meters and is collecting an offsetting amount in revenues.

•         In accordance with a provision in its 2009 settlement agreement with the Idaho Public Utilities Commission (IPUC), Idaho Power recorded an amortization of $4.5 million of ADITC in the first quarter 2010.  The agreement allows an additional annual maximum amortization up to $25 million of ADITC in either 2010 or 2011 if Idaho Power’s actual rate of return on year-end equity in its Idaho jurisdiction is below 9.5 percent.  The total additional ADITC for both 2010 and 2011 cannot exceed $45 million.

•         Several other items negatively impacted earnings compared to the first quarter of 2009.  Life insurance gains decreased $3.3 million as several claims were received in 2009 that did not occur in 2010.  Also, earnings from Bridger Coal Company decreased $3.0 million due to higher operational costs. Earnings from Bridger Coal Company are expected to approximate 2009 levels by year end.

•         Earnings at IDACORP’s non-regulated subsidiaries and the holding company declined $1.7 million compared to the first quarter of 2009 due to the effects of intra-period tax allocations.  IDACORP estimates its consolidated group annual effective income tax rate at the holding company in accordance with interim reporting requirements.  The estimated annual rate was used in determining income tax expense for the quarter and resulted in an intra-period allocation of expense.

2010 Outlook

Annual Earnings Guidance Remains Unchanged

IDACORP is maintaining its earnings guidance for 2010 in the range of $2.65-$2.80 per diluted share.  The guidance incorporates benefits assumed under the Agreement approved by the IPUC among Idaho Power Company, several of Idaho Power’s customers, the IPUC Staff and others with respect to rates for 2009-2011.

The outlook for key operating and financial metrics is:	2010 Estimates
Key Operating & Financial Metrics	Current	Previous
Idaho Power Operation & Maintenance
Expense (millions)	No Change	$295-$305
Idaho Power Capital
Expenditures (millions) (1)	No Change	$355-$365
Idaho Power Hydroelectric
Generation (million MWh)	No Change	6.5-8.5
Non-Regulated Subsidiary Earnings
and Holding Company Expenses (millions) (2)	No Change	$0.0-$3.0

(1)  The range for capital expenditures includes amounts for the Langley Gulch Power Plant, the Hemingway-Bowmont transmission line, the Hemingway substation and expenditures for the siting and permitting of major transmission expansions for the Boardman to Hemingway and Gateway West Transmission Line Projects.

(2)  For the first quarter of 2010, non-regulated earnings and holding company expenses resulted in a net loss of $2.2 million primarily due to the impact of intra-period tax allocation at the holding company.  It is expected that combined earnings and holding company expenses will be in the range of breakeven to a positive $3.0 million for the year.

In a change from past practice, IDACORP and Idaho Power are not providing estimates of their respective effective income tax rates for 2010.  These rates will be affected to the extent Idaho Power uses additional ADITC pursuant to the Idaho settlement agreement and/or changes its tax accounting method for repair-related expenditures, both of which are discussed in the Form 10-Q to be filed today.  IDACORP and Idaho Power are also withdrawing the estimates of their respective effective income tax rates for 2010 that were provided previously.

More detailed financial information will be provided in IDACORP’s Quarterly Report on Form 10-Q to be filed today with the SEC and posted to the IDACORP Web site at www.idacorpinc.com.

Web Cast / Conference Call

IDACORP will hold an analyst conference call today at 2:30 p.m. Mountain Time (4:30 p.m. Eastern Time).  All parties interested in listening may do so through a live Web cast, or by calling (617) 597-5326 for listen-only mode.  The passcode is “Idaho”.  Slides will be included during the conference call.  To access the slide deck, register for the event just prior to the call at (www.idacorpinc.com/financials/confcalls.cfm).  A replay of the conference call will be available on the IDACORP Web site for a period of 12 months.

Background Information / Safe Harbor Statement

Boise, Idaho-based IDACORP, formed in 1998, is a holding company comprised of Idaho Power Company, a regulated electric utility; IDACORP Financial, a holder of affordable housing projects and other real estate investments; and Ida-West Energy, an operator of small hydroelectric generation projects that satisfy the requirements of the Public Utility Regulatory Policies Act of 1978.  To learn more about Idaho Power or IDACORP, visit www.idahopower.com or www.idacorpinc.com.

Certain statements contained in this news release, including statements with respect to future earnings, ongoing operations, and financial conditions, are forward-looking statements within the meaning of federal securities laws and are intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995.  Although IDACORP and Idaho Power Company believe that the expectations and assumptions reflected in these forward-looking statements are reasonable, these statements involve a number of risks and uncertainties, and actual results may differ materially from the results discussed in the statements.  Factors that could cause actual results to differ materially from the forward-looking statements include: the effect of regulatory decisions by the Idaho Public Utilities Commission, the Oregon Public Utility Commission and the Federal Energy Regulatory Commission affecting our ability to recover costs and/or earn a reasonable rate of return including, but not limited to, the disallowance of costs that have been deferred; changes in and compliance with state and federal laws, policies and regulations including new interpretations by oversight bodies, which include the Federal Energy Regulatory Commission, the North American Electric Reliability Corporation, the Western Electricity Coordinating Council, the Idaho Public Utilities Commission and the Oregon Public Utility Commission, of existing policies and regulations that affect the cost of compliance, investigations and audits, penalties and costs of remediation that may or may not be recoverable through rates; changes in tax laws or related regulations or new interpretations of applicable law by the Internal Revenue Service or other taxing jurisdictions; litigation and regulatory proceedings, including those resulting from the energy situation in the western United States, and penalties and settlements that influence business and profitability; changes in and compliance with laws, regulations and policies including changes in law and compliance with environmental, natural resources and endangered species laws, regulations and policies and the adoption of laws and regulations addressing greenhouse gas emissions, global climate change, and energy policies; global climate change and regional weather variations affecting customer demand and hydroelectric generation; over-appropriation of surface and groundwater in the Snake River Basin resulting in reduced generation at hydroelectric facilities; construction of power generation, transmission and distribution facilities, including an inability to obtain required governmental permits and approvals, rights-of-way and siting, and risks related to contracting, construction and start-up; operation of power generating facilities, including performance below expected levels, breakdown or failure of equipment, availability of electrical transmission capacity and the availability of water, natural gas, coal, diesel and their associated delivery infrastructures; changes in operating expenses and capital expenditures, including costs and availability of materials, fuel and commodities; blackouts or other disruptions of Idaho Power Company’s transmission system or the western interconnected transmission system; population growth rates and other demographic patterns; market prices and demand for energy, including structural market changes; increases in uncollectible customer receivables; fluctuations in sources and uses of cash; results of financing efforts, including the ability to obtain financing or refinance existing debt when necessary or on favorable terms, which can be affected by factors such as credit ratings, volatility in the financial markets and other economic conditions; actions by credit rating agencies, including changes in rating criteria and new interpretations of existing criteria; changes in interest rates or rates of inflation; performance of the stock market, interest rates, credit spreads and other financial market conditions, as well as changes in government regulations, which affect the amount and timing of required contributions to pension plans and the reported costs of providing pension and other postretirement benefits; increases in health care costs and the resulting effect on medical benefits paid for employees; increasing costs of insurance, changes in coverage terms and the ability to obtain insurance; homeland security, acts of war or terrorism; natural disasters and other natural risks, such as earthquake, flood, drought, lightning, wind and fire; adoption of or changes in critical accounting policies or estimates; and new accounting, Securities and Exchange Commission or New York Stock Exchange requirements, or new interpretation or application of existing requirements.  Any such forward-looking statements should be considered in light of such factors and others noted in the companies’ Annual Report on Form 10-K for the year ended December 31, 2009, Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 and other reports on file with the Securities and Exchange Commission.  Any forward-looking statement speaks only as of the date on which such statement is made.  New factors emerge from time to time and it is not possible for management to predict all such factors, nor can it assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement.